UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                              CAVIT SCIENCES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   14964T 10 1
                                 (CUSIP Number)


                                  Colm J. King
                                 27 1st Avenue
                           Paterson, New Jersey 07514
                                 (973) 278-7327
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 18, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Colm J. King
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,609,147 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,609,147 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,609,147 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.99% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Cavit Sciences, Inc., a Florida corporation ("Cavit" or the "Issuer"). The address of Cavit's principal office is 27 1st Avenue, Paterson, New Jersey 07514.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Colm J. King

     (b)  Business Address

          27 1st Avenue, Paterson, New Jersey 07514

     (c)  Present Principal Occupation

          Mr. King is a Director of Cavit, having been elected to such offices effective April 12, 2006.

          Mr. King is also President and Chief Executive Officer of Hard to treat Diseases, Inc., having been elected to those offices on October 30, 2003.

     (d)  During  the last five  years,  Mr.  King has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. King has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. King acquired 100,000 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors and he received an additional 50,000 shares pursuant to his employment agreement with Cavit. These shares were valued at $.01 per share for an aggregate amount of $1,500.

Mr. King acquired 1,850,000 shares of Cavit common stock in the spin-off of Cavit shares by its parent company, Hard to Treat Diseases, Inc., such shares being attributable to Mr. King's 185,000,000 shares of Hard to Treat Diseases, Inc. common stock.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 4 of 6 Pages
---------------------                                          -----------------

On December 15, 2006, Mr. King acquired an additional 37,500 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors.

On December 15, 2006, Mr. King acquired an additional 187,500 shares of Cavit common stock as a bonus for serving as its Chief Executive Officer.

On May 5, 2007, Mr. King acquired an additional 33,334 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the first quarter of 2007. These shares were valued at $.09 per share on March 16, 2007.

On June 12, 2007, Mr. King acquired an additional 50,000 shares of Cavit common stock as compensation pursuant to his employment agreement with Cavit. These shares were valued at $.29 per share.

On June 30, 2007, Mr. King acquired an additional 8,572 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the second quarter of 2007. These shares were valued at $.35 per share.

On September 20, 2007, Mr. King acquired an additional 7,500 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors valued at $.40 per share.

On December 26, 2007, Mr. King acquired an additional 5,455 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors valued at $.55 per share.

On May 1, 2008, Mr. King acquired an additional 15,000 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the first quarter of 2008. These shares were valued at $.20 per share on March 15, 2008.

On May 20, 2008, Mr. King acquired an additional 50,000 shares of Cavit common stock as compensation pursuant to his employment agreement with Cavit. These shares were valued at $.11 per share.

On November 18, 2008, Mr. King acquired an additional 21,429 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the second quarter of 2008. These shares were valued at $.14 per share on June 15, 2008.

On November 18, 2008, Mr. King acquired an additional 42,857 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the third quarter of 2008. These shares were valued at $.07 per share on September 15, 2008.

On November 18, 2008, Mr. King acquired an additional 150,000 shares of Cavit common stock as compensation pursuant to his employment agreement with Cavit. These shares were valued at $.07 per share.

ITEM 4. PURPOSE OF TRANSACTION

Mr. King acquired 150,000 shares of Cavit common stock pursuant to his employment agreement with Cavit and as compensation for serving on Cavit's Board of Directors as described in Item 3 above. Mr. King acquired 1,850,000 shares of Cavit common stock in the spin-off described in Item 3, above. The 225,000 shares acquired on December 15, 2006, the 33,334 shares acquired on May 5, 2007, the 50,000 shares acquired on June 12, 2007, and the 8,572 shares acquired on June 30, 2007, are being held for investment purposes. The 7,500 shares acquired on September 20, 2007, and the 5,455 shares acquired on December 26, 2007, are being held for investment purposes. The 15,000 shares acquired on May 1, 2008, the 50,000 shares acquired on May 20, 2008, and the 214,286 shares acquired on November 18, 2008, are being held for investment purposes. All of such shares were acquired for investment purposes. Mr. King currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Cavit or the disposition of securities of Cavit;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or  liquidation,   involving  Cavit  or  any  of  its
          subsidiaries;

                                 SCHEDULE 13D/A
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CUSIP NO. 14964T 10 1                                          Page 5 of 6 Pages
---------------------                                          -----------------

     (c) A sale or transfer of a material amount of assets of Cavit or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Cavit, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Cavit;

     (f)  Any other material change in Cavit's business or corporate structure;

     (g) Changes in Cavit's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cavit by any person;

     (h) Causing a class of securities of Cavit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Cavit  becoming   eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 20,085,635 shares of Cavit common stock outstanding. Mr. King beneficially owns 2,609,147 shares of Cavit common stock or approximately 12.99% of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. King has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 2,609,147 shares of the Cavit common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. King has not engaged in any transactions in Common Stock of Cavit during the past sixty days other than the transactions described in
          Item 3 and Item 4.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                 SCHEDULE 13D/A
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CUSIP NO. 14964T 10 1                                          Page 6 of 6 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 November 20, 2008
                                 -------------------------------
                                 (Date)

                                 /s/ Colm J. King
                                 -------------------------------
                                 Signature

                                 Colm J. King
                                 -------------------------------
                                 Name